PRIMERO RECEIVES EXTENSION TO REVOLVING CREDIT FACILITY

(Please note that all dollar amounts in this news release are expressed in U.S. dollars unless otherwise indicated.)

Toronto, Ontario, March 24, 2017 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP) announces that it has agreed in principle with its lenders to an extension of its $75 million revolving credit facility (“RCF”) previously maturing in May 2017. Upon completion of an amending agreement, the maturity of the RCF will be extended by six months to November 2017, providing the Company with greater flexibility to replace the RCF with a longer-dated term loan.

The Company’s RCF currently has $50 million drawn with $25 million available. The proposed amended credit agreement would exclude financial covenants in the amended RCF during this six month period to support the San Dimas restart plan. Silver Wheaton will guarantee amounts payable under the RCF to ensure the Company’s ability to meet its financial obligations and return the San Dimas mine to profitability. Primero expects the documentation formalizing this extension and the guarantee will be completed early next week.

Primero is pleased to have received the support from its lenders and Silver Wheaton in extending the RCF. Primero continues to work on other options to replace the RCF and the Silver Wheaton guarantee with a longer-dated term loan, which include ongoing discussions with Sprott Resource Lending Partnership regarding the potential financing announced on February 27, 2017.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Evan Young
Manager, Investor Relations
Tel: (416) 814-2694
eyoung@primeromining.com

CAUTIONARY NOTE ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “extended to” a future date, “believes”, “in order to”, “to replace”, “to waive”, “to support”, “to ensure” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will guarantee” or similar statements or the negative connotation thereof. Forward-looking information is also identifiable in statements of currently occurring matters which may continue in future, such as “providing the Company with”, or “continues to” or other statements that may be stated in the present tense with future implication such as “currently…available”.

Forward-looking statements in this news release include, but are not limited to, statements regarding the Company’s extension of its existing credit facility, the waiver of financial covenants thereunder, the Silver Wheaton guarantee and the Company’s intention and ability to replace the credit facility with a longer-dated loan; the Company’s ability to meet its financial obligations and to return the San Dimas mine to profitability; the timing to completed the documentation to give effect to the credit agreement extension and guarantee; the Company’s ongoing discussions with Sprott Resource Lending Partnership and the Company’s intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that the Company will be able to access the available credit from its credit facility and that the credit facility lenders will continue to extend credit and Silver Wheaton the guarantee, until the credit facility maturity; that the Company will meet its financial obligations and return to profitability; that the documentation to give effect to the credit agreement extension and guarantee will be completed; that the Company will be able to secure additional funding as required including to replace the credit facility at maturity; that the Company will be able to reach an agreement with the union at its San Dimas mine and will be able to operate the mine in accordance with mine plans; that there are no other significant disruptions affecting operations; that the Company is able to meet its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels; that prices for gold and silver remain consistent with the Company's expectations; that production meets expectations; that there are no material variations in the current tax and regulatory environment; that the Company will maintain or receive required permits and access to surface rights; that the political environment within Mexico and Canada will continue to support the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the parties to the credit agreement and the guarantee may not be able to complete the necessary documentation in a timely way; the Company may not be able to achieve planned production levels or generate significant free cash flow; the Company may be required to change its mining or development and exploration plans, or may not be able to comply with such plans; the Company may not discover mineralization in minable quantities; the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar may change with an adverse impact on the Company’s financial results; that the Company may not be able to reach an agreement with the union at its San Dimas mine or may not be able to resume mine operations at planned capacity after reaching an agreement with the union; that the Company may not be able to access further credit under its existing credit facility, or secure other sources of funding; the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.